Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2014

The following management’s discussion and analysis (‘‘MD&A’’) of the financial condition and results of operations of Rio Alto Mining Limited (the “Company” or “Rio Alto”) together with its subsidiaries is as of March 13, 2015. It is intended to be read in conjunction with the Company’s audited consolidated financial statements (the “Financial Statements”) for the years ended December 31, 2014 and 2013 and other corporate filings available at www.sedar.com (“SEDAR”). The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the Financial Statements and MD&A are presented in United States dollars. All amounts reported herein, except per share and per ounce amounts, are expressed in thousands of United States dollars unless otherwise identified.

This MD&A contains forward-looking information and forward-looking statements. Readers are referred to the cautionary statement regarding forward-looking information under the heading “Cautionary Statement on Forward-Looking Information”, which forms part of this MD&A.

Management is responsible for the Financial Statements referred to in this MD&A and provides officers’ disclosure certifications to that effect.

Additional information about Rio Alto may be found at the Company’s website at www.rioaltomining.com or within the Company’s SEDAR profile at www.sedar.com.

The Company has included non-IFRS performance measures (see “Non-GAAP Measures” section of this MD&A) – for adjusted operating costs, all-in sustaining costs and all-in costs – throughout this document. The Company uses these performance measures to monitor its operating cash costs and spending and believes these measures provide investors and analysts with useful information about the Company’s performance and underlying cost structure. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Company Overview

Rio Alto is a Canadian-based, international precious metals producer with operations in Peru. The Company is focused on building a portfolio of high quality assets, through acquiring, exploring, developing and operating mineral resource properties. The Company owns and operates the La Arena Mine, as well as the Shahuindo Gold Project, both in northern Peru.

The Company is a reporting issuer in British Columbia, Ontario and Alberta and its common shares trade on the Toronto Stock Exchange (“TSX”), the Bolsa de Valores de Lima under the symbol “RIO”, the New York Stock Exchange under the symbol “RIOM” and the Frankfurt Stock Exchange under the symbol “MS2”.

Subsequent to December 31, 2014, the Company and Tahoe Resources Inc. (“Tahoe”) announced that they have entered into a definitive agreement (the “Arrangement Agreement”) to combine their respective businesses (the Rio-Tahoe Transaction) and create a new, leading intermediate precious metals producer with several value-enhancing growth opportunities. See “Proposed Transaction” section for additional information about the Rio-Tahoe Transaction.

La Arena Mine

The Company is mining the gold oxide deposit at the La Arena Mine (“Phase I”) and conducting a feasibility study on the economic viability of further developing the adjacent copper/gold sulphide deposit (“Phase II”), together with Phase I, the “La Arena Project” in northwestern Peru.

Shahuindo Gold Project

On August 5, 2014 Rio Alto acquired the Shahuindo Gold Project (“Shahuindo”), located in northwestern Peru, through the acquisition of all the outstanding common shares of Sulliden Gold Corporation Ltd. (“Sulliden”). The project is in the development phase and it is anticipated that the first gold pour will be achieved at Shahuindo by the early 2016, and that the project will have a mine life of approximately 10 years.

The Shahuindo acquisition is reflected in the Company’s consolidated financial statements for the year ended December 31, 2014, with an effective date of August 5, 2014.

Highlights for the quarter ended December 31, 2014

  Net income amounted to $1.5 million, or $0.00 per share.

  Net cash provided by operations was $39.2 million.

  Gold produced and sold was 57,908 ounces which were sold at an average realized price of $1,192 per ounce.

  World Gold Council (“WGC”) adjusted operating costs per ounce of gold sold during the quarter were $549 per ounce, WGC all-in sustaining costs per ounce of gold sold were $760 per ounce and WGC all- in costs per ounce of gold sold were $819 per ounce.

  La Ramada power substation was commissioned in October 2014 to provide electrical power to the La Arena Gold Mine from the national grid. This will result in lower costs and improved economics with the decommissioning of diesel power generation units.

Highlights for the year ended December 31, 2014

  Net income amounted to $49.8 million, or $0.21 per share.

  Net cash provided by operations was $110.9 million.

  Gold produced and sold was 222,255 ounces, of which 209,350 ounces were sold at an average realized price of $1,251 per ounce. In July 2014 the Company delivered the final ounces outstanding on the Prepayment.

  WGC adjusted operating costs per ounce of gold sold were $576 per ounce, WGC all-in sustaining costs per ounce of gold sold were $772 per ounce and WGC all-in costs per ounce of gold sold were $879 per ounce.

  On August 5, 2014, the Company completed the acquisition of Sulliden. The main asset acquired is the Shahuindo Gold Project.

  Cash of $65.1 million was invested in capital, $4.8 million in exploration activities and $47.9 million to complete the Shahuindo acquisition.

  On July 4, 2014, the Company received funds of $35 million from a loan with BCP Banco de Credito del Peru (“BCP”).

Shahuindo Acquisition

On August 5, 2014 the Company issued 153,406,390 common shares to acquire all of the outstanding Sulliden common shares for 0.525 of a Rio Alto common share (the "Exchange Ratio"), which combines their respective businesses (the “Transaction”). In addition, as part of the Transaction, Sulliden shareholders, which included Rio Alto, received 0.10 of a common share in a newly incorporated company Sulliden Mining Capital Inc.

(“Sulliden Mining”) for each Sulliden common share held. Sulliden Mining was capitalized with CAD$25 million in cash from Rio Alto. The Company also reserved 20,905,870 shares related to options and warrants to purchase Rio Alto common shares, issued to former Sulliden option and warrant holders. The Transaction was accounted for as an acquisition of the assets of Sulliden. The key asset acquired in the Transaction is the Shahuindo Gold Project in Peru, which is in the development phase.

The fair value of the consideration transferred to acquire the Shahuindo Gold Project was $432,839, which consists of the following:

Purchase price including shares owned previously:
Fair value of shares issued	$352,650
Fair value of Sulliden shares owned previously	32,788
Fair value of shares issued to settle deferred and restricted share units	3,979
Fair value of stock options issued	9,083
Fair value of share purchase warrants issued	5,030
Cash	22,895
Transaction costs	6,414
Total purchase price	$432,839

2014 Guidance Update and Forward-Looking Information

Rio Alto’s 2014 objectives were:

Objective	Achievement

Replace mined oxide reserves/resources	Increased reserves (after mining depletion) and resources by 19% and 13%, respectively (Technical Report effective December 31, 2014 compared to the Technical Report effective December 31, 2013).

Continue exploration within the La Arena project area	In 2014, a total of 12,381 m (49 holes) of infill drilling in the Calaorco Open Pit was completed. Infill drilling (25 x 25 m grid) on the oxidized intrusive was also completed with a total of 9,058 m at 246 locations. Finally, three holes were drilled at the Astrid Deposit (648 m). The overall oxide domain drilling program for 2014 is 22,087 meters from 298 holes. In addition, resource delineation drilling into the sulfide breccia Ethel zone was completed with a total of 4,487 m from 20 holes.

Produce between 200,000 and 220,000 ounces of gold	Produced 222,255 ounces of gold

Complete copper-gold feasibility study	Significant progress made but did not complete the study. Project deferred due to the acquisition of the Shahuindo Gold Project which will take priority over this project.

Improve safety record	There were only 2 lost time accidents. La Arena’s Lost Time Frequency index and the Lost Time Accident index were 0.453 and 0.008, respectively. La Arena’s Lost Time Frequency index and Lost Time Accident index were 1.01 and 1.25, respectively, in the year ended December 31, 2013.

In addition to the objectives outlined above, Rio Alto acquired the Shahuindo Gold Project, through the acquisition of all the outstanding common shares of Sulliden, and secured a $50 million line of credit with BCP.

The Company reports WGC costs in order to provide a benchmark against its peers’ performance. However, for internal planning purposes, management’s operating and investment decisions are based on expected after-tax cash flows. See the “Non-GAAP Measures” section for a reconciliation of the WGC cost per ounce to management's cost per ounce.

For the year ended December 31, 2014, the After-tax all-in cost per ounce was $1,032, which was well within the range of the Company’s annual projection of $1,003 to $1,104 per ounce for gold prices of $1,200/ounce. The components of this are as follows:

	For the year ended	Annual forecast 2014
	December 31, 2014
		Low	High
Adjusted operating costs	$538	$600	$660
Sustaining capital and taxes	408	269	296
After tax sustaining	946	869	956
Non sustaining	86	134	148
After tax all-in cost	$1,032	$1,003	$1,104

Adjusted operating costs per ounce were lower than budgeted for the year ended December 31, 2014. The reason behind the reduction in operating costs was due to a reduction in unit production costs, described in detail in the section “Gross profit –Year ended December 31”.

Sustaining capital and taxes were higher than budgeted for the year ended December 31, 2014. Spending on sustaining capital increased due to higher than budgeted work on the heap leach pad and increasing the scope of the projected build out this year.

Rio Alto’s 2015 objectives and guidance are:

  Successfully combine with Tahoe to become a leading intermediate precious metals producer;

  Replace mined oxide reserves at La Arena Mine;

  Continue exploration within the La Arena project area;

  Produce between 210,000 and 220,000 ounces of gold at La Arena Mine;

  Complete feasibility study for La Arena Phase II;

  Improve safety and continue community relations and environmental programs; and

  Develop the Shahuindo Gold Project for production to begin in early 2016.

La Arena

On January 12, 2015, the Company issued production and cost guidance for 2015. The principal assumptions used to prepare Rio’s Alto’s 2015 guidance and forward-looking information are:

  Combined gold recovery of 83.4 per cent from the run of mine, dump leach operation;

  Average grade: 0.59 gpt Au;

  Waste-to-ore ratio of 1.37:1;

  Diesel of $3.90 per gallon; and

  Peruvian Sol: United States dollar foreign exchange rate of 2.9:1.

In 2015, the Company expects La Arena Mine to produce and sell between 210,000 and 220,000 ounces of gold with the following cost estimates:

	$(000’s)	Per Ounce
Mining	62,592
Processing & power	14,954
Worker profit participation	8,040
Mine & Lima administration	39,756
Refining costs net of silver revenue	881
Adjusted operating costs	126,223	$570 to $600
Corporate administration	3,549
Reclamation	1,500
Sustaining capital	29,146
All-in sustaining costs	160,418	$730 to $765
Phase II capital	926
Exploration	1,200
Other	500
Total All-in Costs	163,044	$740 to $775

WGC all-in costs are projected to be $740 to $775 per ounce in 2015, compared to an actual all-in cost of $879 for the year ended December 31, 2014. The reduction is due to a projected reduction in capital spending from $53.3 million (before Shahuindo costs of $11.4 million) in 2014 to $30.0 million in 2015.

Capital expenditures for La Arena in 2015 are expected to amount to approximately $30.0 million, of which about $29.1 million will relate to sustaining current operations and $0.9 will be for expansion activities as set out in the following table:

(millions)	Sustaining	Expansion	Total Capital

Pad and waste dump construction	$14.9	$-	$14.9
Process plant	2.2	-	2.2
Community relations	2.6	-	2.6
Various civil work & other	3.4	-	3.4
Land	6.0	-	6.0
Phase II (Cu/Au project)	-	0.9	0.9

Total	$29.1	$0.9	$30.0

Shahuindo Gold Project

The Company expects the first gold production at its Shahuindo Gold Project in early 2016 and estimated capital expenditures of approximately $70 million.

The variance in estimated capital relative to Sulliden’s November 9, 2012 Technical report reflects a number of changes to approach which are based on Rio Alto’s experience at its nearby La Arena mine. Specifically this includes contractor versus owner mining, dump leach as opposed to the 2-stage crush + agglomerate route selected by Sulliden, and use of a small (4.5 million tonne) starter leach pad that can be constructed quickly and cost effectively on good foundation material as compared to Sulliden’s plan for a large valley-fill leach pad.

The principal contractor for construction of the Shahuindo Gold Mine will be Stracon GyM in respect of civil earthworks, pad and waste dump construction,. Quotes are currently being evaluated for the fabrication and construction of the Stage 1 adsorption/desorption processing plant. Stracon GyM will also be responsible for mining and on-going pad and waste dump construction at Shahuindo as an extension to the existing, highly successful mining alliance currently in place at La Arena.

Initial mining will be focused on near surface sandstone that is naturally fractured and highly responsive to leaching and Rio Alto anticipates some material that may require single stage crushing before being placed on the leach pad. Rio Alto believes that previous test work completed by Kappes Cassiday, as outlined in the Shahuindo Technical Report dated September 2012, was done with a bias towards 2-stage crushing and agglomeration of all mineralized material. From its almost 4 years of operating experience at La Arena and geological similarities of the two deposits, the Company believes that this is an overly conservative view -additional metallurgical test work is underway to demonstrate that alternative options will provide cheaper means of leaching while achieving similar recoveries. To provide support for this additional test work, approximately 30% of the drill holes previously drilled by Sulliden have been re-logged to understand the principal rock types and develop a simplified mining geological classification system. Also, 20,000 meters of shallow, closely-spaced, grade control drilling will be completed in the starter areas of the pit prior to the startup of mining activities. The cost of the grade control drilling is included in the estimated capex. Additional exploration drilling focused on resource expansion is also being considered but is yet to be programed and will only be justified if the gold price improves from current low levels. Based on the additional metallurgical test work, re-logging of existing drilling and the starter pit grade control drilling, an updated resource and reserve estimate is expected to be completed for Shahuindo in the third quarter of 2015, at which time the Company will also provide guidance in respect of projected total gold production anticipated from Shahuindo in 2016 and provide details of capital and timing for the future expansion of the project.

Rio Alto is currently in discussions with local Peruvian banks and a select number of international banks in respect to the funding requirements of the Company in 2015. The Company’s La Arena Gold Mine continues to perform well and cash flow from those operations will also help fund the initial capital expenditures for the construction of the Shahuindo Mine.

Mine Operations

Mining

The following tables set out the materials mined and gold production for the fourth quarter and year compared with the 2014 year mine plan and the actual results for 2013.

	Three months ended December 31,			Year ended December 31,
	2014	Plan	2013	2014	Plan	2013
Tonnes Mined (000's)
Ore	3,390	2,400	4,078	15,275	11,577	14,507
Waste	3,656	3,831	5,164	17,332	18,885	22,997
Total	7,046	6,231	9,242	32,607	30,462	37,504
Tonnes per day (000's)
Ore	36.8	26.1	44.3	41.8	31.7	39.7
Waste	39.7	41.6	56.1	47.5	51.7	63.0
Total	76.5	67.7	100.5	89.3	83.4	102.8
Waste: Ore ratio	1.08	1.60	1.27	1.13	1.63	1.60
Grade (g/t)	0.60	0.64	0.59	0.52	0.62	0.59
Gold ounces produced	57,908	49,628	70,551	222,255	208,022	214,742

Gold produced in the three months ended December 31, 2014 was 57,908 ounces, 18% less than the three months ended December 31, 2013 as higher grades and a lower waste to ore ratio were offset by lower tonnage. Gold produced in the three months ended December 31, 2014, was 17% above planned levels as lower grades were offset by lower waste to ore ratios and increased tonnage.

Despite lower grades, gold produced in the year ended December 31, 2014 was 222,255 ounces, 3% more than the same period in 2013 due to more ore tonnes placed on the pad and a lower waste to ore ratio. Despite lower grades, gold produced in the year ended December 31, 2014, was 7% above planned levels due to a lower waste to ore ratio and increased tonnage mined.

In 2014 a mining cutoff of 0.10 grams per tonne was applied compared to 0.13 grams per tonne in the plan and prior periods. The decision to lower the cutoff is attributed to lower reagent costs and lower power costs. The net effect has been waste tonnes converted to ore tonnes which has lowered the average grade and lowered the strip ratio. In 2013, material between 0.13 – 0.30 grams per tonne was stockpiled as low grade ore which raised the production grade. In 2014, this stockpile is slowly being remobilized into production which lowers the average grade.

Mine operating costs, excluding inventory changes, at La Arena Mine for the fourth quarter ended December 31, 2014 and 2013 were as follows:

	2014		2013
		$/tonne ore		$/tonne ore

Mining	$13,195	$3.89	$19,538	$4.79
Processing	2,561	0.76	3,356	0.82
Maintenance	1,183	0.35	1,782	0.44
Power generation	1,680	0.50	1,397	0.34
Contractors’ fees	1,672	0.49	2,856	0.70
Mine management	3,291	0.97	3,072	0.75
Mine operating costs	$23,582	$6.96	$32,001	$7.84

Mine operating costs, excluding inventory changes, at La Arena Mine for the year ended December 31, 2014 and 2013 were as follows:

	2014		2013
		$/tonne ore		$/tonne ore

Mining	$58,322	$3.82	$74,344	$5.12
Processing	10,548	0.69	12,484	0.86
Maintenance	4,666	0.31	6,752	0.47
Power generation	6,047	0.40	5,158	0.36
Contractors’ fees	8,481	0.56	10,544	0.73
Mine management	11,496	0.75	13,000	0.90
Mine operating costs	$99,560	$6.53	$122,282	$8.44

Mining costs were lower in 2014 as the fleet size was reduced and as a consequence mine maintenance and contractors’ fee costs reduce correspondingly. Operating costs in 2013 were higher for the year per tonne of ore than for the fourth quarter principally due to the planned waste removal during the first eight months of the year as demonstrated by the waste to ore ratio of 1.6 for the year compared to 1.3 in the fourth quarter.

The components of the costs for the year-ended December 31, 2014 are as follows:

	Mining	Processing	Maintenance	Power generation	Contractor fee	Management	Total

Diesel	$13,913	$442	$144	$3,009	$-	$165	$17,673
Spares	10,671	3	133	90	-	32	10,929
Explosives	5,401	-	-	-	-	-	5,401
Lime	-	2,362	-	-	-	-	2,362
Cyanide	-	4,600	-	-	-	-	4,600
Other Materials	465	985	501	420	-	652	3,023
Equipment Rental	15,271	174	738	27	-	748	16,958
Labor	7,405	751	2,984	572	-	2,621	14,333
Services	5,196	1,231	166	1,929	8,481	7,278	24,281
Total mine operating costs	$58,322	$10,548	$4,666	$6,047	$8,481	$11,496	$99,560

Below is the mine operating costs reconciled to the Cost of Sales for the year ended December 31, 2014:

Mine operating costs	$99,560
Geology and other	9,759
Lima office costs	7,158
Workers profit share	8,936
Total production costs	125,413
Change in inventory	3,102
Cost of Sales	$128,515

Results of Operations

The following table provides selected quarterly financial information of the Company for the eight most recently completed financial quarters ended December 31, 2014:

	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2014	2014	2014	2014	2013	2013	2013	2013

Revenue	$69,176	$68,849	$67,295	$65,088	$85,452	$77,651	$63,859	$58,160
Total assets	801,016	779,734	374,948	344,709	358,616	339,966	328,413	346,942
Working capital	9,086	14,831	69,593	54,577	48,150	48,155	40,258	53,045
Shareholders’ equity	680,866	676,965	295,933	273,910	261,641	251,067	234,356	236,986
Net income /(loss)	$1,508	$21,251	$15,150	$11,909	$9,996	$15,907	$(3,229)	$8,084
Basic earnings/(loss) per share	$0.00	$0.08	$0.09	$0.07	$0.06	$0.09	$(0.02)	$0.05
Diluted earnings/(loss) per share	$0.00	$0.08	$0.09	$0.07	$0.06	$0.09	$(0.02)	$0.04

The following table provides selected annual information of the Company for the three most completed financial years ended December 31:

	2014	2013	2012
Revenue	$270,408	$285,122	$316,505
Total assets	801,016	358,616	353,481
Working capital	9,086	48,150	55,600
Total non-current liabilities	26,515	25,729	34,938
Shareholders’ equity	680,866	261,641	227,582
Cash dividends declared	-	-	-
Net income	$49,818	$30,758	$100,418
Basic earnings per share	$0.21	$0.17	$0.58
Diluted earnings per share	$0.21	$0.17	$0.57

The Company had a net income of $49.8 million for the year ended December 31, 2014, compared to net income of $30.8 million for the year ended December 31, 2013. The $19.0 million increase was primarily due to higher gross profit margin in 2014 of 41% compared to 38% in 2013, the gain on investment in Sulliden of $7.2 million in 2014, the write-off of $7.3 million related to an exploration property in 2013, and the loss on settlement of prepayment of $5.4 million in 2013. In addition, exploration spending was $4.4 million higher in 2013.

Gross Profit – Three months ended December 31

The table below highlights the factors that have influenced the gross profit margin for the quarter ended December 31, 2014 compared to the quarter ended December 31, 2013.

	Three months ended
	December 31,			Variance (Three months ended December 31, 2014 vs. 2013)
	2014	2013	Variance	Price	Volume	Costs	Total
Sales	$69,176	$85,452	$(16,276)	$(1,128)	$(15,148)	$-	$(16,276)
Cost of sales	(31,939)	(40,495)	8,556	-	6,994	1,562	8,556
Amortization	(8,176)	(10,826)	2,650	-	1,790	860	2,650
Gross profit	$29,061	$34,131	$(5,070)	$(1,128)	$(6,364)	$2,422	$(5,070)

Sales (ozs)	57,908	70,588	(12,680)
Per oz sold
Price realized(1)	$1,195	$1,211	$(16)
Cost of sales	$552	$574	$(22)
Amortization	$141	$153	$(12)
(1)

Price realized includes nil ounces (2013 – 3,404) delivered under the Prepayment Agreement. The average realized price of the other 57,908 ounces (2013 – 67,184 ounces) of cash sales was $1,192 per ounce (2013 - $1,237 per ounce).

Sales revenue was $69,176 in the three months ended December 31, 2014, a $16,276 decrease over the three months ended December 31, 2013, due to lower volume and lower price realized per ounce. Gold sales, at 57,908 ounces, decreased 18% in the three months ended December 31, 2014 over the three months ended December 31, 2013 due to lower production (as discussed in the La Arena Mine Operations section). Gold ounces sold for cash during the quarter were 57,908 ounces at an average price of $1,192 compared to cash sales of 67,184 ounces at an average price of $1,237 per ounce in the three months ended December 31, 2013. In the three months ended December 31, 2014, there was silver revenue of $136, related to 8,315 ounces of silver sold at a price of $16.36 per ounce. In the three months ended December 31, 2013, there were 3,404 ounces of gold delivered in settlements of the Prepayment Agreement, and $203 in silver revenue related to 9,699 ounces of silver sold at a price of $20.93 per ounce.

Cost of sales in the three months ended December 31, 2014 at $31,939, 21% lower than the three months ended December 31, 2013 due primarily to lower volumes produced. In 2014, there were three mining fleets working compared to four mining fleets in 2013, due to a decrease in waste mined in 2014 compared to 2013. This resulted in lower equipment rental, labour and indirect costs.

Amortization expense of $8,176 was $2,650 lower in the three months ended December 31, 2014 compared to the three months ended December 31, 2013 due to an 18% decrease in volumes and an increase in oxide reserves of approximately 300,000 ounces of gold with effect from January 1, 2014. As a result of the increase in reserves, the amortization per ounce of the pad and heap leach decreased from approximately $142/ounce to $95/ounce and decreased depletion per ounce of the Phase I mineral property balance from approximately $17/ounce in the prior year to $11/ounce.

Gross Profit – Year ended December 31

The table below highlights the factors that have influenced the gross profit margin for the year ended December 30, 2014 compared to the year ended December 31, 2013.

	Year ended December 31,			Variance (Year ended December 31, 2014 vs. 2013)
	2014	2013	Variance	Price	Volume	Costs	Total
Sales	$270,408	$285,122	$(14,714)	$(23,930)	$9,216	$-	$(14,714)
Cost of sales	(128,515)	(140,195)	11,680	-	(4,380)	16,060	11,680
Amortization	(30,116)	(35,759)	5,643	-	(1,027)	6,670	5,643
Gross profit	$111,777	$109,168	$2,609	$(23,930)	$3,809	$22,730	$2,609
Sales (ozs)	222,255	214,680	7,575
Per oz sold
Price realized(1)	$1,217	$1,328	$(111)
Cost of sales	$578	$653	$(75)
Amortization	$136	$167	$(31)
(1)

Price realized includes 12,905 ounces (2013 – 3,556 ounces) delivered under the Prepayment Agreement. The average realized price of the other 209,350 ounces (2013 – 211,124 ounces) of cash sales was $1,251 per ounce (2013 - $1,337 per ounce).

Sales revenue was $270,408 in the year ended December 31, 2014, a 5% decrease over the year ended December 31 2013, as higher volume were more than offset lower price realized per ounce. Gold sales, at 222,255 ounces, increased 4% due to higher production (as discussed in the “La Arena Mine Operations” section). Gold ounces sold for cash during the year ended December 31, 2014 were 209,350 ounces at an average price of $1,251 per ounce compared to cash sales of 211,124 ounces at an average price of $1,337 per ounce in the year ended December 31 2013. There were 12,905 ounces delivered in settlement of the Prepayment, and $567 in silver revenue related to 30,038 ounces of silver sold at a price of $18.88 per ounce in the year ended December 30, 2014. In the year ended December 31, 2013, there were 3,556 ounces of gold delivered in settlements of the Prepayment Agreement, and $494 in silver revenue related to 21,748 ounces of silver sold at a price of $22.71 per ounce.

Cost of sales in the year ended December 31, 2014 at $128,515. Despite the 4% increase in volumes, the cost of sales in the year ended December 31, 2014 was $11,680 lower than the year ended December 31, 2013 due to lower unit production costs. In 2014, there were three mining fleets working compared to four mining fleets in 2013, due to a decrease in waste mined in 2014 compared to 2013. This resulted in lower equipment rental, labour and indirect costs. In addition, the decision to reduce the cut-off grade from 0.13 grams per tonne to 0.10 grams per tonne which has resulted in an increased ore compared to waste tonnes. There were also various productivity improvements implemented in 2014 to improve costs.

Despite a 4% increase in ounces sold, amortization expense was $30,116 in the year ended December 31, 2014, 16% lower than the year ended December 31 2013 due to an increase in oxide reserves of approximately 300,000 ounces of gold with effect from January 1, 2014. At the time of the change in reserves, the amortization per ounce of the pad and heap leach decreased from approximately $142/ounce to $95/ounce and decreased depletion per ounce of the Phase I mineral property balance from approximately $17/ounce in the prior year to $11/ounce.

General and administration costs

General and administrative costs include the Board of directors, the Vancouver office, which provides public company management and administration as well as insurance and risk management services, and share-based compensation of senior management. Costs incurred in the Lima office are charged to cost of sales, as the Lima office directly supports La Arena. The table below shows G&A costs for the three months and year ended December 31, 2014 compared to the three months and year ended December 31, 2013:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013

Salaries, bonuses and severance	$860	$1,640	$3,420	$2,493
Share-based compensation	893	573	1,754	2,313
Professional fees	487	329	1,051	726
Directors’ fees	237	164	534	452
Office and miscellaneous	243	105	530	378
Regulatory and transfer agent fees	32	48	304	209
Travel	66	31	170	220
Investor relations	10	4	103	143
Amortization	7	9	29	34
	$2,835	$2,903	$7,895	$6,968

General and administrative costs were $2,835 and $7,895 in the three months and the year ended December 31, 2014, respectively, compared to $2,903 and $6,968 in the three months and the year ended December 31, 2013, respectively. The increases in the 2014 amounts were due primarily to increased salaries and professional fees. Salaries increased due to retirement settlements related to the former Chief Financial Officer in April 2014. Share-based compensation expense is lower in 2014 due to a reduced number of share options vesting. Share-based compensation is comprised of the amortization of the fair value of granted options over the vesting period. Regulatory and transfer agent fees are higher in 2014 due to the New York Stock Exchange annual fee being incurred in the first quarter of 2014 instead of later in the fiscal year as in 2013.

Investment and other income (loss)

Investment and other income (loss) consists of:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Unrealized gain on derivative liability	$19	$72	$734	$1,310
Unrealized loss on the warrant liability	(781)	-	(757)	-
Loss on Prepayment	-	-	-	(5,427)
Foreign exchange gain (loss)	(471)	203	(1,954)	(1,690)
Other income (loss)	186	245	581	675
	$(1,047)	$520	$(1,396)	$(5,132)

An unrealized gain on the derivative liability of $19 and $734 was recognized as a fair value adjustment of the derivative liability in the three months and year ended December 31, 2014, respectively, compared to an unrealized gain of $72 and $1,310 in the three months and year ended December 31, 2013, respectively. The derivative liability relates to an off take agreement (the “Purchase Agreement”) described in Note 17 to the Financial Statements (see also the “Contingency” section of this MD&A). The mechanics for the calculation of the liability reflect the effects of a written call option based on the volatility of the gold price. Generally, the liability increases if the price of gold increases during a reporting period. Should the price of gold decrease or should the volatility of the gold price decrease during a period the liability would decrease resulting in an unrealized gain. The gain is lower in 2014 due to the reduced commitment levels. In the fourth quarter of 2014, the Company delivered the final estimated remaining ounce owing under the obligation.

The unrealized loss on the warrant liability was $781 and $757 in the three months and year ended December 31, 2014. The liability was created on the issue of replacement warrants to former Sulliden warrants holders on completion of the Transaction. The Black-Scholes Option Pricing Model is used to estimate the fair value of warrants and changes in the fair value of the liability are reflected in profit or loss. The warrants expire April 12, 2015. The increase in the unrealized loss on the liability was due to the increase in the Company’s share price.

The loss on settlement of Prepayment Agreement during the year ended December 31, 2013 arises from a cash payment in lieu of delivering ounces of gold to partially settle delivery obligations under this agreement. A cash payment of $10,057 was made to settle delivery of 7,882 ounces of gold at an effective price of $1,276 per ounce. Accounting for this payment involves recognizing a drawdown of deferred revenue in the amount of $4,630 and a charge to net income of $5,427, which approximates the future cost of producing the ounces that would have otherwise been delivered under the Prepayment.

A foreign exchange loss of $471 and $1,954 was recognized in the three months and year ended December 31, 2014, respectively, compared to a foreign exchange gain of $203 and an exchange loss of $1,690 in the three months and year ended December 31, 2013, respectively. The foreign exchange loss in 2013 was due primarily to the significant appreciation of the US dollar compared to the Peruvian sol, while the Company held net monetary assets (primarily IGV receivable) in the Peruvian sol. On December 31, 2012, the Peruvian sol was 0.3899 and appreciated to 0.3576 at December 2013. In 2014 the appreciation of the US dollar continued with the Peruvian sol closing down at 0.3348 on December 31, 2014. While the Company also has significant monetary liabilities in Peruvian sol, the liabilities tend to turnover having less of foreign exchange impact, while the IGV receivable is longer term in nature

Other income is $186 and $581 in the three months and year ended December 31, 2014, respectively, and consists of interest income on term deposits, gains on disposal of assets and unrealized gains or losses on other financial assets as explained in Note 10 of the Financial Statements.

Other items

In the year ended December 31, 2014, the Company had a gain on the investment in Sulliden of $7,222 reclassified from other comprehensive income to income related to the shares of Sulliden owned prior to the completion of the Transaction. On May 29, 2014, Rio Alto purchased 26,966,292 common shares of Sulliden, for an aggregate purchase price of approximately $27.3 million. On August 5, 2014 Rio Alto acquired the remaining shares of Sulliden (see Note 7 to the Financial Statements). The Sulliden shares owned prior to August 5, 2014 were revalued on the date of the Transaction and the resulting gain was reclassified to profit (see the Shahuindo Acquisition section above and Note 7 to the Financial Statements).

The accretion of the asset retirement obligation was $398 and $1,591 for the three months and year ended December 31, 2014 and was in line with prior years. The Company’s current reclamation and closure plan for Phase I was approved by the Ministry of Energy and Mines (“MEM”) in Peru in October 2012. The estimated undiscounted closure obligation at that time was $38,100, which when discounted results in the asset retirement obligation. The majority of the closure activities will be carried out during the 2018 through 2019 period. Care and maintenance activities are expected to continue until 2025. The Company continuously reviews and revises its closure plan. La Arena received environmental approval for Phase II, dated December 27, 2013 from the MEM, by which it approves modifications to the current Environmental Impact Study (EIA) for the La Arena Project Gold Oxide Mine. This EIA modification allows Rio Alto to apply for permits for a future Phase II open pit sulphide mine, construct an 18,000 tonne per day copper/gold flotation plant and concentrator, expand the current waste dump facilities to accommodate sulphide waste and to use the Calaorco Pit for tailings deposition once open pit oxide reserves are exhausted.

Captive insurance expenses are incurred as a result of amortizing the cost of prepaid reinsurance fees and set up costs for the Company’s insurance subsidiary.

The interest expense has increased from $47 and $188 for the three months and year ended December 31, 2013 to $423 and $868 for the three months and year ended December 31, 2014. In 2013 there was a $3,000 debt that bore interest at 3-month LIBOR plus 6 per cent compounded annually. This was repaid in full in July 2014. Also in July 2014, the Company received funds of $35,000 from Banco de Credito del Peru, as part of the $50,000 credit facility agreement (“the Loan”) signed on June 16, 2014. The Loan has a one-year term and bears interest at 30-day LIBOR plus 2.60%. The funds received on the Loan will be used for working capital. As security for the Loan, the Company granted a charge over the shares of its subsidiary Empresa de Energia Yamobamba SAC and the rights of collection and future flows derived from the sale of concentrates of minerals or other products.

In the third quarter of 2013, the Company wrote off the surface rights relating to the La Colorada exploration project which were carried at $7,261. The Company determined that the carrying value of the property was not recoverable as the gold mineralization discovered at the property did not justify the cost of a standalone development.

In the fourth quarter of 2014, the Company recorded a provision of $17,398 for current income tax expense and a provision of $4,403 for deferred income taxes. The recognition of final income tax adjustments was made in the fourth quarter of the year. For the year ended December 31, 2014, the current income tax expense was $47,673 and the deferred income tax expense was $4,671.

Other Comprehensive Income

As discussed above, on completion of the Transaction, Sulliden shareholders, including the Company, received 0.10 of a common share in a newly incorporated company called Sulliden Mining Capital Inc. (“Sulliden Mining”) for each Sulliden common share held. As a result, Rio Alto received 2,696,629 shares of Sulliden Mining valued at $1,765. These shares are revalued at the end of each period with the change in the fair value recognized in other comprehensive income. In the year ended December 31, 2014 this resulted in a loss of $788 to other comprehensive income (loss). The Sulliden shares owned prior to August 5, 2014 were revalued on the date of the Transaction and the resulting gain was reclassified to profit.

Liquidity and Capital Resources

The Company’s cash balance at December 31, 2014 was $48.2 million which represented an increase of $21.1 million from December 31, 2013. Working capital of $9.1 million (including current IGV receivable of $16.8 million) at December 31, 2014, decreased by $39.1 million from $48.2 million at December 31, 2013 due to an increase in current debt of $31.6 million used primarily to finance $47.9 million of cash required to complete the Shahuindo Acquisition and other working capital requirements. Working capital was also impacted by a $28.2 million decrease in accounts receivable offset by a $21.1 million increase in cash. Tax payments made during the year ended December 31, 2014 described in Note 16 to the financial statements amounted to $38.6 million.

The Company plans to develop the Shahuindo Gold Project to start production in early 2016. The estimated capital expenditure is expected to be approximately $70 million. This is expected to be financed by a combination of capital leases and a long term line of credit. The utilization of capital leases will result in accelerated depreciation, which will result in larger tax deductions at the beginning of the project’s life.

At December 31, 2014 cash and cash equivalents include cash in bank accounts and interest bearing term deposits held in Peru, Canada and Barbados as follows:

	Peru	Canada	Barbados	Total
Cash	$38,417	$2,156	$2,529	$43,102
Deposits at 0.35%	5,063	-	-	5,063
	$43,480	$2,156	$2,529	$48,165

The changes in cash, cash equivalents and working capital were due to the following activities:

Operating Activities

Operating activities consists of the following:

	Year ended December 31,
	2014	2013
Net income	$49,818	$30,758
Items not affecting cash:
Amortization	30,145	35,793
Deferred revenue	(8,040)	(2,262)
Write-off of exploration property	-	7,261
Gain on Sulliden shares	(7,222)	-
Deferred income tax	4,671	3,197
Loss on settlement of the prepayment agreement	-	5,427
Other	4,319	3,399
Cash from operating activities before changes in non-cash working capital	73,691	83,573
Changes in non-cash working capital	37,169	(5,094)
	$110,860	$78,479

Cash provided in operating activities was $110,860 in the year ended December 31, 2014 compared to $78,479 in the year ended December 31, 2014. The increase is due primarily to changes in non-cash working capital providing cash of $37,169 in the year ended December 31, 2014 compared to cash of $5,094 used in the same period of 2013. The cash provided in operating activities the year ended December 31, 2014 stems from net income of $49,818, adjustments for non-cash items totaling $23,873, and changes in non-cash working capital of $37,169. The non-cash items include amortization of $30,145 and deferred taxes of $4,671, which is partially offset by deferred revenue of $8,040, and the gain on the Sulliden shares of $7,222.

Changes in non-cash working capital of $37,169 increased operating cash flow in the year ended December 31, 2014 compared to decreasing operating cash flow by $5,094 in the year ended December 31, 2013. The cash provided by changes in non-cash working capital in the year ended December 31, 2014 include changes in accounts receivable of $28,140, IGV receivable of 4,877, inventory of $4,787, prepaid expenses of 1,209 and taxes payable of 611, offset by cash used in accounts payable of $2,455. The cash used by changes in non-cash working capital in the year ended December 31, 2013 included income taxes payable of $39,475, and inventory of $16,933, offset by cash generated by IGV receivable of $49,227.

Under Peruvian law the IGV is a tax imposed at a rate of 18 per cent of the value of any goods or services purchased. IGV is generally refundable within the year in which it is paid. At December 31, 2014, the Company has an IGV receivable of $31,335 (December 31, 2013 - $23,996). Although the Company received $18.8 million during the year ended December 31, 2014, the balance increased due to increases resulting from the capital expenditures incurred and the IGV of $12,204 acquired in the Transaction. The IGV acquired is related to the Shahuindo project and is collectible once the project starts generating revenue and is included in Investing Activities.

Financing Activities

Net cash provided in financing activities in the year ended December 31, 2014 was $33,415 compared to $9,069 used in the year ended December 31, 2013.

In July 2014, the Company paid back the short-term debt of $3,000 plus accrued interest of $584.

In July 2014, the Company received funds of $35,000 from Banco de Credito del Peru, as part of the $50,000 credit facility agreement signed on June 16, 2014. The loan has a one-year term and bears interest at 30-day LIBOR plus 2.60%. The funds are being used for working capital. As security for this loan, the Company granted a charge over the shares of its subsidiary Empresa de Energia Yamobamba SAC and the rights of collection and future flows derived from the sale of concentrates of minerals or other products.

In the year ended December 31, 2014 the Company received $2,729 on the exercise of 2,430,992 options. In the year ended December 31, 2013 the Company received $288 on the exercise of 894,000 options and $700 on the conversion of 336,720 warrants.

In the year ended December 31, 2013, the Company made a cash payment of $10,057 to settle 7,882 notional ounces of the Prepayment Agreement, as described in the Note 17 of the Financial Statements.

Subsequent to December 31, 2014, the Company completed the sale-leaseback of the La Ramada power substation, property of Empresa de Energia Yamobamba SAC, for proceeds of US$20 million with a corresponding increase in the Company’s debt in the form of a capital lease.

Investing Activities:

Investing activities consists of the following:

	Year ended December 31,
	2014	2013
Investment in Sulliden
Purchase of shares	$(27,331)	$-
Cash to Sulliden Mining	(22,895)	-
Transaction costs	(6,414)	-
Cash acquired	8,776	-
	(47,864)	-
Mineral property expenditures:
La Arena - Phase II	(5,277)	(18,449)
Shahuindo	(7,972)	-
Purchase of plant and equipment	(51,855)	(55,865)
Restricted cash	(987)	(1,852)
Reclamation expenditures	(180)	(918)
Changes in non-cash working capital	(9,207)	(3,679)
Other	$155	$(183)

Net cash used in investing activities	$(123,187)	$(80,946)

During the year ended December 31, 2014 cash of $123,187 was used in investing activities, compared $80,946 in the year ended December 31, 2013. The increase is mainly due to the investment in Sulliden.

On May 29, 2014, the Company purchased 26,966,292 common shares of Sulliden, representing 8.6% of Sulliden’s common shares outstanding, for cash consideration of CAD$1.10 per common share for an aggregate purchase price of $27,331.

On August 5, 2014, the Company completed the Transaction. Transaction costs to complete the Transaction were $6,414. At the acquisition date, Sulliden had $8,776 in cash that Rio Alto acquired. In addition, as part of the Transaction, Sulliden shareholders, including the Company, received 0.10 of a common share in a newly incorporated company Sulliden Mining Capital Inc. (“Sulliden Mining”) for each Sulliden common share held. Sulliden Mining was capitalized with CAD$25 million in cash from Rio Alto.

Restricted cash consists of funds on deposit amounting to $5,014 (December 31, 2013 - $4,002) to secure a letter of credit in favour of the Ministry of Energy and Mines in Peru as a partial guarantee for mine closure obligations, as well as nil (December 31, 2013 - $25) in the form of credit card collateral. The amount consists of two deposits maturing in less than one year, which earn interest at 1.5% per annum. These funds will be reinvested upon maturity.

In the year ended December 31, 2014 the additions to mineral properties were $13,252, compared to $18,449 in the year ended December 31, 2013. The additions to the mineral properties in 2013 and $5,277 in 2014 relate to Phase II (copper/gold sulfide deposit) of the La Arena Project. This project is not currently producing and is working towards a feasibility study expected in 2015. In 2014, there were additions of $7,972 related to the Shahuindo Gold Project after the acquisition on August 5, 2014. The Shahuindo Gold Project is currently in the development stage. Management is currently finalizing the mine plan for the Shahuindo Mine.

In the year ended December 31, 2014, the additions to plant and equipment were $51,855, of which $47,993 were spent in La Arena and Yamobamba for the heap leach expansion and construction of the La Ramada power station, and $3,862 were spent in the Shahuindo Gold Project. La Ramada power substation was commissioned in October 2014 to provide electrical power to the La Arena Gold Mine from the national grid.

NON-GAAP MEASURES

All-in sustaining cost and All-in cost per ounce sold

WGC guidance for presentation of all-in sustaining and all-in total costs has been adopted by many of the Company’s peers. Rio Alto has prepared and presented these non-GAAP measures below with comparative periods restated accordingly. These measures are prepared on the basis of ounces of gold sold.

Under the WGC guidance, all-in sustaining costs include total production cash costs incurred at mining operations, sustaining capital expenditures, corporate administrative expense, stock-based compensation expense, exploration and evaluation costs, and reclamation cost accretion. In addition, the WGC guidance for all-in costs includes non-sustaining capital, non-cash costs and other expenditures not necessary to sustain current activities.

The non-GAAP measures presented below should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published its definitions, other companies may prepare these measures differently.

The following table provides a reconciliation of the WGC all-in sustaining and all-in costs per ounce for La Arena to the Financial Statements for each of the three months and year ended December 31, 2014 and 2013.

	For the three months ended December 31,		For the year ended December 31,
	2014	2013	2014	2013
Production costs	$26,506	$35,483	$112,421	$125,735
Lima office costs	3,268	1,650	7,158	4,384
Workers’ profit share	2,165	3,362	8,936	10,076
Cost of sales	31,939	40,495	128,515	140,195
Silver by-product revenue	(136)	(203)	(567)	(494)
Adjusted operating costs	31,803	40,292	127,948	139,701
Vancouver office	1,935	1,124	6,112	3,424
Stock-based compensation	893	573	1,754	2,313
Accretion expense	398	387	1,591	1,547
Sustaining expenditures
Property, plant and equipment	8,982	13,355	34,136	42,240
Mineral property	3	-	3	-
All-in sustaining cost	44,014	55,731	171,544	189,225
Non sustaining expenditures(1) :
Exploration	1,095	3,438	4,771	9,219
Property, plant and equipment	810	-	13,857	13,625
Mineral property	1,502	5,756	5,277	18,449
All-in cost	$47,421	$64,925	$195,449	$230,518
Ounces of gold sold	57,908	70,588	222,255	214,680
Adjusted operating costs per ounce	$549	$571	$576	$651
All-in sustaining cost per ounce	$760	$790	$772	$881
All-in cost per ounce	$819	$920	$879	$1,074
(1)	Excluding Shahuindo mineral property expenditures of $7,972 and Shahuindo property, plant and equipment additions of $3,862 for the year ended December 31, 2014.

Below is the La Arena’s WGC costs reconciled to the Company’s After-tax performance for the year ended December 31, 2014:

			Management cost
	WCG unit costs	Adjustments	per ounce
Production costs	$112,421	$-	$112,421
Lima office costs	7,158	-	7,158
Workers’ profit share	8,936	(8,936)	-
Cost of sales	128,515	(8,936)	119,579
Silver by-product revenue	(567)	567	-
Adjusted operating costs	127,948	(8,369)	119,579
Vancouver office	6,112	(6,112)	-
Stock-based compensation	1,754	(1,754)	-
Accretion expense	1,591	(1,591)	-
Current taxes	-	47,673	47,673
Workers' profit share	-	8,936	8,936
Sustaining expenditures:
Property, plant and equipment	34,136	-	34,136
Mineral property	3	-	3
All-in sustaining cost	171,544	38,783	210,327
Non sustaining expenditures(1) :
Exploration	4,771	(4,771)	-
Property, plant and equipment	13,857	-	13,857
Mineral property	5,277	-	5,277
All-in cost	$195,449	$34,012	$229,461
Ounces of gold sold	222,255	-	222,255
Adjusted operating costs per ounce	$576	$(38)	$538
All-in sustaining cost per ounce/After tax sustaining cost per ounce	$772	$174	$946
All-in cost per ounce/After tax all-in cost per ounce	$879	$153	$1,032
(1)	Excluding Shahuindo mineral property expenditures of $7,972 and Shahuindo property, plant and equipment additions of $3,862 for the year ended December 31, 2014.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, debt and the derivative liability.

Cash and cash equivalents, restricted cash, and accounts receivable, are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities. Other financial assets and derivative liability are classified as fair value through profit or loss.

The financial assets and liabilities that are recognized on the balance sheet at fair value are in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy and the classification of financial assets and derivative liability are described in Note 29 to the Financial Statements.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, other financial assets (investments in Sulliden Mining, Duran Ventures Inc., and Santa Barbara Resources Inc.), accounts payable and accrued liabilities, long-term debt, warrant liability and the derivative liability.

Cash and cash equivalents, restricted cash, and accounts receivable, are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities. Other financial assets are classified as fair value through profit or loss, except for the Sulliden Mining shares which are classified as available-for-sale. The derivative liability and warrant liability are classified as fair value through profit or loss.

Fair values

The financial assets and liabilities that are recognized on the balance sheet at fair value are in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly as prices or indirectly derived from prices; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Other financial assets as described in Note 10 to the Financial Statements consist of shares and warrants in Duran and shares of Sulliden Mining and Santa Barbara which are measured at fair value. The shares are classified as Level 1 and are valued at quoted market value and the warrants are classified as Level 2 using the Black Scholes model.

The derivative and warrant liability is measured at fair value and is classified as Level 3. The derivative liability is measured using an option pricing model that considers changes in the US dollar price of gold to estimate the fair value of the financial derivative embedded in the Company’s Gold Purchase Agreement described in Note 17 to the Financial Statements. The principal assumption used in the option pricing model is the volatility of the gold price. The warrant liability is measured using the Black-Scholes Option Pricing Model.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management and the Board of Directors are actively involved in the review and approval of planned expenditures. Management believes that the ability to fund operations through cash generated from operations should be sufficient to meet the Company’s ongoing capital and operating requirements. At December 31, 2014, the Company’s working capital of $9.1 million was sufficient to meet its short-term business requirements.

The Company plans to develop the Shahuindo project to start production in early 2016. The mine plan and related costs are currently under review. This is expected to be financed by a combination of capital leases and a long term line of credit. The utilization of capital leases will result in accelerated depreciation, which will result in larger tax deductions at the beginning of the Shahuindo project’s life.

Rio Alto is currently in discussions with local Peruvian banks and a select number of international banks in respect to the funding requirements of the Company in 2015. The Company’s La Arena Gold Mine continues to perform well and cash flow from those operations will also help fund the initial capital expenditures for the construction of the Shahuindo Mine.

In the normal course of business the Company enters into contracts and conducts business activities that give rise to commitments for future minimum payments. The following table summarizes the Company’s commitments:

	December 31, 2014
	Within 1 year		2 to 5 years	Over 5 years	Total
Accounts payable	$49,037	$		$-	$49,037
Warrant liability	5,787		-	-	5,787
Asset retirement obligation	-		-	24,139	24,139
Debt	35,000		-	--	35,000
Lease commitments	430		564	--	994
	$90,254		$564	$24,139	$114,957

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and doré and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions and shipments of doré are insured with reputable underwriters. Management believes the risk of loss of the Company’s liquid financial assets and doré to be minimal.

Currency risk

The Company operates in Canada, Peru and Barbados and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The Company’s functional currency and its operating results and financial position are determined and reported in United States dollars. Fluctuations of foreign currencies in relation to the United States dollar will affect the reported results of the Company and may also affect the value of the Company’s assets and liabilities. The Company’s reported results will be affected by changes in the US dollar to Canadian dollar and US dollar to Nuevo Sol exchange rate.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations.

In July 2014, the Company received funds of $35,000 from Banco del Credito de Peru. The loan has a one-year term and bears interest at 30-day LIBOR plus 2.60% (Note 19 in the consolidated financial statements). The Company is subject to Libor rate fluctuations. The funds will be used for working capital.

On January 29, 2015, the Company completed the sale-leaseback of the La Ramada power substation, property of Empresa de Energia Yamobamba SAC, for proceeds of US$20 million with a corresponding increase in the Company’s debt in the form of a capital lease.

Other interest rate risks arising from the Company’s operations are not considered material.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and its future profitability are directly related to the market price of gold and copper. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary. Future gold production is un-hedged in order to provide shareholders with full exposure to changes in the market gold price.

Contingency

Pursuant to the Purchase Agreement, the Company agreed to sell gold produced from the Calaorco breccia and Ethel breccia bodies of gold oxide mineralization located within the property encompassing the La Arena Project, as more particularly described in the 2010 Technical Report. The Company had previously reported that it estimated this amount to be up to 634,000 ounces of gold and that it had delivered the estimated remaining ounces of gold to fulfill its obligations under the Purchase Agreement. The Purchase Agreement makes reference to the 2010 Technical Report, which estimated that the ore bodies contained approximately 634,000 ounces of gold. However, as more particularly described in the 2015 Technical Report, the gold mineral resources and mineral reserves of the body of gold oxide mineralization within the Calaorco pit described in the 2010 Technical Report have increased, while the Ethel pit has been exhausted through mining. As a result of the increased gold mineral resources and mineral reserves, the contracting parties are working together to reach an agreed upon interpretation of the Purchase Agreement. Management cannot, at this time, reasonably estimate the number of ounces, if any, that the Company will be obligated to deliver to the counterparty over and above the 634,000 ounces already delivered through October 2014. In the interim, Rio Alto has voluntarily re-commenced delivery of gold produced from the Calaorco pit to the counterparty with a view to reaching an agreement regarding the interpretation of the Gold Purchase Agreement.

Critical Accounting Estimates

Management makes judgments in the application of the Company’s accounting policies to prepare the Financial Statements. Additionally, the preparation of financial information and Financial Statements requires that management make assumptions and estimates about uncertain future events and the potential effect of uncertainty on the carrying amounts of the Company’s assets, including mineral properties, and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimated results as the estimation process is inherently uncertain. Estimates are continuously reviewed in light of historical experience and other relevant factors. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The judgments and estimates applied in the preparation of the Financial Statements are consistent with those applied and discussed in Notes 3 and 4 of the consolidated financial statements for the financial year ended December 31, 2014.

The most critical accounting estimates for a mining company and for Rio Alto stems from the estimate of ore reserves. This estimate determines whether the carrying value of most assets is recoverable, the amortization basis of mineral property and related production assets, estimation of mine closure costs and allocation of costs to mineral inventories included in stockpiled ore, ore placed on the leach pad and work-in-process inventories.

Mineral properties and production assets such as the leach pad, waste dumps, leach and major event ponds, process plant, shops and warehousing facilities are amortized on a units-of-production basis over estimated recoverable gold contained in ore reserves. For 2014 the estimated ore reserves basis was approximately 920,000 ounces of recoverable gold. Each ounce of production during the year resulted in amortization expense of $136 per ounce initially charged to mineral inventories and ultimately to cost of sales as inventory is sold. The estimation of ore reserves and expected gold recovery is performed by appropriately qualified geologists, engineers and metallurgists. However, the data used in the estimation process is a sample and not a complete population; therefore, the size of the reserve and eventual gold recovery is subject to revision.

The derivative liability arising from the Gold Purchase Agreement as described in Note 17 of the consolidated financial statements uses an option pricing model based on historic US dollar gold price volatility to estimate the fair value of the derivative liability. Differences in assumed volatility and actual volatility may significantly affect the fair value estimate. The Company estimates the number of ounces that are available for purchase under the Gold Purchase Agreement. This estimate involves the exercise of significant judgment with respect to the interpretation of the Gold Purchase Agreement.

The asset retirement obligation described in Note 20 of the consolidated financial statements is assessed on an annual basis or when new information or circumstances merit a re-assessment. Estimates and assumptions are made in determining the provision for reclamation and remediation, including estimates of the extent and costs of the activities, technological changes, regulatory changes, foreign exchange rates, inflation rates and discount rates. The provision for asset retirement obligations represents management’s best estimate of the present value of the future reclamation and remediation obligation. Actual expenditures may differ from the recorded amount.

Transactions with Related Parties

Transactions with related parties are described in Note 30 of the Financial Statements and include salaries, benefits and directors fees totaling $5.3 million and share option benefits of $1.2 million.

Initial Adoption of Accounting Policies

Note 6 of the Financial Statements identifies new accounting standards adopted by the Company effective January 1, 2013. The new standard in 2014 was IFRIC 21 Levies, and it did not result in a change in the accounts.

Proposed Transactions

On February 9, 2015, the Company and Tahoe Resources Inc. announced that they have entered into a definitive agreement (the “Arrangement Agreement”) to combine their respective businesses (the “Rio-Tahoe Transaction”) and create a new, leading intermediate precious metals producer with several value-enhancing growth opportunities.

The combined company offers shareholders significant low cost production from the world-class Escobal silver mine in Guatemala and the established La Arena gold mine in Peru, in addition to long-term sustainable growth fueled by the development of the Shahuindo gold project with first production expected in early 2016. With strong operating margins and low capital risk, the combined company will boast industry-leading free cash flow generation, superior financial returns and a strong balance sheet with zero net debt. In addition, the combined company will benefit from a top-tier management team focused on delivering long-term shareholder returns.

Under the terms of the Arrangement Agreement, all of the Rio Alto issued and outstanding common shares will be exchanged on the basis of 0.227 of a Tahoe common share and CAD$0.001 in cash per Rio Alto share (“Exchange Ratio”). Upon completion of the Rio-Tahoe Transaction, existing Tahoe and Rio Alto shareholders will own approximately 65 percent and 35 percent of the combined company, respectively.

The Arrangement Agreement includes customary deal-protection provisions including non-solicitation provisions, a right to match competing offers and a CAD $57.6 million termination fee payable to Tahoe under certain circumstances.

Full details of the Rio-Tahoe Transaction have been included in Rio Alto’s Notice of Special Meeting and Management Proxy and Information Circular filed on March 5, 2015. The Special Meeting of Rio Alto’s shareholders will be held on March 30, 2015.

Additional information about the Rio-Tahoe Transaction may be found in the Company’s website at www.rioaltomining.com or within the Company’s SEDAR profile at www.sedar.com.

Events subsequent to December 31, 2014

In addition to the item discussed in the “Proposed Transactions” section of this Management Discussion and Analysis, the following events occurred subsequent to December 31, 2014.

The Company received $1,013 pursuant to the exercise of 708,875 stock options.

The Company received $2,105 pursuant to the exercise of 1,050,000 warrants.

On January 29, 2015, the Company completed the sale-leaseback of the La Ramada power substation, property of Empresa de Energia Yamobamba SAC, for proceeds of US$20 million with a corresponding increase in the Company’s debt in the form of a capital lease.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Outstanding Shares and Options

As at the date of this MD&A, the Company has common shares outstanding as follows:

Number of common shares (000’s)

December 31, 2013	176,768
Issued to acquire Sulliden	153,406
Exercise of stock options	2,431
December 30, 2014	332,605
Exercise of stock options	709
Conversion of warrants	1,050
March 13, 2015	334,364

As at the date of this MD&A, the Company has options and warrants exercisable into common shares outstanding as follows:

		Weighted Average
	Number of Options	Exercise Price
Options	(000’s)	(CAD$/option)
Outstanding, December 31, 2014	17,671	$2.70
Exercised	(709)	$1.76
Outstanding, March 13, 2015	16,962	$2.74
Options exercisable, March 13, 2015	15,062	$2.72

		Weighted Average
	Number of Warrants	Exercise Price
Warrants	(000’s)	(CAD$/warrant)
Outstanding, December 31, 2014	9,910	$2.39
Exercised	(1,050)	$2.39
Outstanding, March 13, 2015	8,860	$2.39
Warrants exercisable, March 13, 2015	8,860	$2.39

Evaluation of Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers"), on a timely basis so that appropriate decisions can be made regarding public disclosure within the required time periods specified under applicable Canadian securities laws. The Certifying Officers are responsible for establishing and monitoring the Company's DC&P. Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete. The Certifying Officers are also responsible for establishing and maintaining adequate ICFR for the Company.

As at December 31, 2014, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's DC&P and ICFR as required by Canadian securities laws. Based on that evaluation, the Certifying Officers have concluded that, as of the end of the period covered by this MD&A, the DC&P were effective to provide reasonable assurance that material information relating to the Company was made known to senior management by others and information required to be disclosed by the Company in its annual filings, interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) or other reports filed or submitted by it under securities legislation were recorded, processed, summarized and reported within the time periods specified in securities legislation. The Certifying Officers have evaluated the effectiveness of the Company’s ICFR as at December 31, 2014 and have concluded that such ICFR is effective. The Certifying Officers have also concluded that, as of the end of the period covered by this MD&A, the ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To design its ICFR, the Company used the 2013 Internal Control – Integrated Framework (“COSO Framework”) published by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that the controls were effective. Based on this assessment, management has concluded that, as of December 31, 2014, the Corporation’s internal control over financial reporting was effective based on those criteria. Due to inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation relating to the effectiveness in future periods are subject to the risk that controls may become inadequate as a result of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

During the quarter ended December 31, 2014, there were no changes to the Company's ICFR that materially affected, or are reasonably likely to materially affect, the Company's ICFR.

Business Risk Factors

Natural resources exploration, development, production and processing involve a number of risks, many of which are beyond the Company's control. Without limiting the foregoing, such risks include:

  Changes in the market price for mineral products, which have fluctuated widely in the past, will affect the future profitability of the Company’s operations and financial condition.

  Community groups or non-governmental organizations may initiate or undertake actions that could delay or interrupt the Company’s activities. See Social and Community Issues below.

  The Company has limited operations and there can be no assurance of its continued ability to operate its projects profitably.

  Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse effect on the Company’s business.

  Actual exploration, development, construction and other costs and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration and development in the future.

  The Company’s insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable.

  The Company depends heavily on limited mineral properties, and there can be no guarantee that the Company will successfully acquire other commercially mineable properties.

  The Company’s activities are subject to environmental laws and regulations that may increase the cost of doing business or restrict operations.

  The Company requires numerous permits in order to conduct exploration, development or mining activities and delays in obtaining, or a failure to obtain, such permits or failure to comply with the terms of any such permits that have been obtained could have a material adverse effect on the Company.

  Exploration, development and mining activities on land within Peru generally require both ownership of mining concessions and ownership of or a leasehold interest over surface lands (“surface rights”). The Company constantly seeks to expand its activities and may experience delays in obtaining surface rights or may not be able to acquire surface rights because of unwillingness by the owner of such rights to transfer ownership or the right to use at a reasonable cost or in a timely manner.

  The Company may experience difficulty in attracting and retaining qualified management to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

  Insofar as certain directors and officers of the Company hold similar positions with other mineral resource companies, conflicts may arise between the obligations of these directors and officers to the Company and to such other mineral resource companies.

  Title to the Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims or defects.

  The Company’s business is subject to potential political, social and economic instability in the countries in which it operates.

  Changes in taxation legislation or regulations in the countries in which the Company operates could have a material adverse effect on the Company’s business and financial condition.

  Currency exchange rate fluctuations may affect the cost of the Company’s operations and exploration and development activities.

  The Company has no dividend payment policy and does not intend to pay any dividends in the foreseeable future.

  The Purchase Agreements dispute is settled in favour of the counterparty,

  The Rio-Tahoe Transaction may be terminated, which would likely result in the share price going down.

  Rio Alto will incur costs even if the Tahoe Arrangement is not completed.

Readers should also refer to other risk factors outlined in the Company’s Annual Information Form (the “AIF”) dated March 13, 2015 as filed on SEDAR.

Social and Community Issues

In recent years communities and non-governmental organizations ("NGOs") have become more vocal and active with respect to mining activities at or near their communities. Some communities and NGOs have taken such actions as road closures, work stoppages, and the filing of law suits for damages. Actions by communities and NGOs may have a material adverse effect on the Company's financial position, cash flow and results of operations.

Cautionary Statement on Forward-Looking Information

Certain information in this MD&A, including information about the Company’s financial or operating performance and other statements expressing management’s expectations or estimates of future performance and exploration and development programs or plans constitute “forward-looking statements”. This includes the 2015 gold production guidance, cost and capital spending guidance included in this MD&A and statements about corporate objectives for 2015, operations, deployment of mining fleets and reduced 2015 mining costs, the derivative liability under the Purchase Agreement. Words such as “expect”, “will”, “intend”, “estimate”, “anticipate”, “plan” and similar expressions of a conditional or future oriented nature identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions. While considered by management to be reasonable in the context in which they are made, forward-looking statements are inherently subject to business risks and economic and competitive uncertainties and contingencies. The Company cautions readers that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Rio Alto’s actual financial results, future performance and results of exploration and development programs and plans to be materially different than those estimated future results, performance or achievements and that forward-looking statements are not guarantees of future performance, results or achievements. Risks, uncertainties and contingencies and other factors that might cause actual performance to differ from forward-looking are described under the heading Business Risk Factors.

Risks, uncertainties and contingencies and other factors that might cause actual performance to differ from forward-looking statements include, but are not limited to, changes in the worldwide price of precious metals and commodities, changes in the relative exchange rates for the dollar, the Canadian dollar, and the Peruvian Nuevo sol, interest rates, legislative, political, social or economic developments both within the countries in which the Company operates and in general, contests over title to property, the speculative nature of mineral exploration and development, operating or technical difficulties in connection with the Company’s operating, development or exploration programs, increasing costs as a result of inflation or scarcity of human resources and input materials or equipment. Known and unknown risks inherent in the mining business include potential uncertainties related to title to mineral claims, the accuracy of mineral reserve and resource estimates, metallurgical recoveries, capital and operating costs and the future demand for minerals. Please see Business Risk Factors, elsewhere herein.

Management continuously reviews its development plans and business running costs and, if necessary, revises them as business risk factors, uncertainties, contingencies and other factors change.

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Cautionary Note regarding Reserves and Resources

All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and Canadian National Instrument NI 43-101. All mineral resources are reported exclusive of mineral reserves and mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cautionary Note to U.S. investors concerning estimates of measured, indicated and inferred resources:

United States investors are advised that while the terms “measured”, “indicated” and “inferred” resources are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Qualified Person Review

The disclosure in this MD&A of scientific and technical information regarding the La Arena Project has been reviewed and verified by Enrique Garay, M Sc. P. Geo (AIG Member) Vice President Geology, Rio Alto. Mr. Garay is a Qualified Person for the purposes of National Instrument 43-101.

Technical and Scientific Information

All technical and scientific information contained in this MD&A regarding the La Arena Project has been taken from the La Arena Project, Peru – Technical Report (“Report”) with effective date of December 31, 2014, prepared by Mining Plus Peru SAC. A copy of the Report is available under the Company’s SEDAR profile. Readers are encouraged to read the Report in its entirety, including all qualifications, assumptions and exclusions that relate to the scientific and technical information set out in this MD&A. Technical and scientific information set out in this MD&A is subject to the qualifications, assumptions and exclusions set out in the Report. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Approval

The Board of Directors has approved the disclosure in this MD&A.

A copy of this MD&A, the Financial Statements, the AIF and previously published financial statements, management discussions and analysis as well as other information is available on the SEDAR website at www.sedar.com.